April 4, 2006

Ms. April Sifford

Branch Chief

Securities and Exchange Commission

Washington D.C. 20549-0405

Re:	MGP Ingredients, Inc.
Form 10-K for Fiscal Year Ended June 30, 2005 Filed September 9, 2005
Forms 10-Q for Fiscal Quarters Ended September 30, 2005 and December 31, 2005 Filed November 9, 2005 and February 9, 2006
File No. 0-17196

Dear Ms: Sifford

This is in response to your letter of March 20, 2006 respecting the above referenced reports. We have keyed our responses to your comments, which we have underlined. We hope this letter adequately addresses your comments. As noted below, we propose to make suggested changes in response to your comments in future filings.

Form 10-K for the Fiscal Year Ended July 30, 2005

Fiscal 2005 Compared to 2004

Taxes and Inflation, page 32

1.             We note your discussion of the effect of state income tax credits and the related footnote disclosure on page 57. Expand your discussion of state income tax credits to quantify and describe its effect on your income tax expense and net income as compared to fiscal 2004, as required by Regulation S-K Item 303(a)(3)(i).

In our 10-K for fiscal 2006, we will modify our discussion regarding fiscal 2005 taxes under “Taxes and Inflation” to read as follows:

“The consolidated effective income tax rate of the provision for income taxes for 2005 was 34.6%, compared with 39.5% for 2004. The primary reason for the difference was that the company benefitted from $401,000 in state income tax credits related to capital improvements.”

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 51

2.             Amend your footnote to include your policy for the computation of earnings per share (EPS), as required by Statement of Financial Accounting Standards (SFAS) Number 128, paragraph 40-41. In particular, discuss your policy for computing the number of basic and diluted shares outstanding, and the type and number of securities that could potentially dilute basic EPS in the future that were not included because their effect was anti-dilutive.

In our fiscal 2006 10-K, we will amend our discussion under note 1 by revising our discussion under “Earnings Per Common Share” so that it reads as follows:

“Earnings Per Common Share. Earnings per common share data is based upon the weighted average number of common shares outstanding for each period. The only potentially dilutive instruments are stock options and unvested restricted stock awards referred to in Note 11.”

Note 7 – Income Taxes, page 57

3.             We note the reconciliation of the provision for income taxes and your discussion of state income tax credits on page 32. Revise this schedule to show the effect of state income taxes at statutory rates and the effect of state income tax credits, in accordance with Regulation S-X Item 4-08(h)(2).

In our fiscal 2006 10-K, we will revise the schedule so that it appears as follows with respect to fiscal 2005:.

“A reconciliation of the provision for income taxes at the normal statutory federal rate to the provision included in the accompanying consolidated statements of income is shown below:

Years ended June 30, (in thousands)	2005
“Expected” provision at federal statutory rate (34%)	$2,083
Impact of state income tax credits	(401)
Increases resulting from effect of state income taxes	212
Other	229
Provision for income taxes	$2,123

Note 8 – Capital Stock, page 58

4.             We note the ownership of the majority of your outstanding preferred stock and the rights ascribed to such stock on page 17 as a risk factor. Revise your note disclosure to describe the nature of this control relationship, as required by SFAS 57, paragraph 4, and Regulation S-X, Item 4-01(a).

We have reviewed paragraph 4 of SFAS 57 and do not believe it is applicable. However, in future reports we will include disclosure in note 8 regarding ownership of the preferred stock.

Changes in Internal Controls, page 69

5.             Amend your disclosure to clarify that you are disclosing whether you have made any changes to your internal controls over financial reporting in your fourth fiscal quarter, as required by Regulation S-K Item 308(c).

In our third quarter 10-Q, we disclosed that we had identified certain deficiencies relating to our IT systems and segregation of duties. We addressed certain of these in the fourth quarter. Those which we were unable to address we reported on in management’s assessment of internal control, which was our first management report on internal control. Based on Question 9 of the October 3, 2004 FAQ, we thought we did not need to disclose changes made in preparation of our first management report.

In future annual reports, we will modify our disclosure to provide as follows, when appropriate.

“There was no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Securities Exchange Act Rule 13a-15 or 15d-15 that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

Exhibits

Exhibit 11, Statement re computation of per share earnings

6.             Furnish this information as required by Item 601(b)(11) of Regulation S-K as an exhibit or as part of your financial statements.

We have reviewed item 601(b)(11) and believe we are in compliance. Please refer to the tabular presentation under Note 1 - “Stock Options”, where we present our reported net income, basic and diluted weighted average shares outstanding and basic and diluted earnings per share.

Exhibits 31.1 and 31.2 – Certifications pursuant to Rule 13a-14(a), page 76

7.             Please revise your certifications to strictly comply with our rules. For example, the title of the certifying officer and the Company name should not be included in the introductory line. Refer to financial Release 33-8238 or to Item 601(b)(31) of Regulation S-K for further guidance.

We now understand the staff’s view to be that the phrase “identify the certifying officer” means “set forth the name of the certifying officer”, and will not include the title of the certifying officer or the company name in the introductory line of certifications that we file with future filings. In future filings, we also will correct the reference to Rule 13a-15(f).

Form 10-Q for the Fiscal Quarters Ended September 30, 2005 and December 31, 2005

Exhibits 31.1 and 31.2 – Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, page 25

8.             Please revise your certifications to strictly comply with our rules. For example, the title of the certifying officer and the Company name should not be included in the introductory line.

We now understand the staff’s view to be that the phrase “identify the certifying officer” means “set forth the name of the certifying officer”, and will not include the title of the certifying officer or the company name in the introductory line of certifications that we file with future filings. In future filings, we also will correct the reference to Rule 13a-15(f).

Per your request, we acknowledge that we are responsible for the adequacy and accuracy of our disclosures, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

MGP Ingredients, Inc.

By	/s/ Brian T. Cahill
Brian T. Cahill
Vice President and Chief Financial Officer